Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108069

PROSPECTUS SUPPLEMENT NO. 8

(TO PROSPECTUS DATED NOVEMBER 25, 2003)

$180,000,000

Credence Systems Corporation

1.50% Convertible Subordinated Notes due 2008

15,915,119 Shares of Common Stock

This prospectus supplement relates to $180,000,000 aggregate principal amount of our 1.50% Convertible Subordinated Notes due 2008 (the “Notes”) and 15,915,119 shares of our Common Stock, par value $0.001 per share (the “Common Stock”), which are initially issuable upon conversion of the Notes plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as the result of any adjustment to the conversion price.

This prospectus supplement should be read in conjunction with the prospectus dated November 25, 2003, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

Investing in the Notes and the shares of Common Stock issuable upon conversion of the Notes involves substantial risks. See “ Risk Factors” beginning on page 4 of the Prospectus dated November 25, 2003.

Our Common Stock is quoted on the Nasdaq National Market under the symbol “CMOS.” The last reported price of our Common Stock on January 25, 2005 was $7.33 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 26, 2005.

SELLING SECURITYHOLDERS

The following represents additional selling securityholders for the table appearing in the “Selling Securityholders” section of the prospectus.

Name of Selling Securityholders	Aggregate Principal Amount of Notes at Maturity that May be Sold (1)	Percentage of Notes Outstanding Prior to Resale	Number of Shares of Common Stock Beneficially Owned Prior to Conversion	Common Stock Registered Hereby that May be Sold (2)
UBS AG F/B/O IPB CLIENT	$1,000,000	*		88,417

*	Less than 1%

(1)	Assumes none of the holder’s Notes are converted into shares of Common Stock and a cash payment in lieu of any fractional share interests. Assumes offer and sale of all Notes held by the selling securityholder, although the selling securityholder is not obligated to sell any Notes.

(2)	Assumes conversion of all of the holder’s Notes at a conversion price of $11.31. However, this conversion price will be subject to adjustment as described under “Description of the Notes-Conversion Rights.” As a result, the amount of Common Stock issuable upon conversion of the Notes may increase or decrease in the future. Assumes offer and sale of all shares of Common Stock issuable upon conversion of the Notes held by the securityholder, although the selling securityholder is not obligated to sell any shares of Common Stock.

The selling securityholders listed above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Notes since the date on which the information is presented in the above table. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements if and when necessary.